Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com	For Media: Frauke Oberdieck Corporate Communications +31 20 655 9616 foberdieck@aercap.com

John Wikoff
Investor Relations
+31 6 3169 9430
jwikoff@aercap.com

PRESS RELEASE

AerCap Announces Registered Exchange Offers for 2.75% Senior Notes due 2017, 3.75% Senior Notes due 2019, 4.50% Senior Notes due 2021 and 5.00% Senior Notes due 2021

Amsterdam, Netherlands; July 2, 2015 — AerCap Holdings N.V. (“AerCap” or the “Company,” NYSE: AER) announced today offers by AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly owned subsidiary of the Company, to exchange (1) up to $400,000,000 aggregate principal amount of new 2.75% Senior Notes due 2017 (the “2.75% Exchange Notes”), which are registered under the Securities Act of 1933, as amended (the “Securities Act”), for any of their unregistered outstanding 2.75% Senior Notes due 2017 (the “Unregistered 2.75% Notes”); (2) up to $1,100,000,000 aggregate principal amount of new 3.75% Senior Notes due 2019 (the “3.75% Exchange Notes”), which are registered under the Securities Act, for any of their unregistered outstanding 3.75% Senior Notes due 2019 (the “Unregistered 3.75% Notes”); (3) up to $1,100,000,000 aggregate principal amount of new 4.50% Senior Notes due 2021 (the “4.50% Exchange Notes”), which are registered under the Securities Act, for any of their unregistered outstanding 4.50% Senior Notes due 2021 (the “Unregistered 4.50% Notes”); and (4) up to $800,000,000 aggregate principal amount of new 5.00% Senior Notes due 2021 (the “5.00% Exchange Notes” and, together with the 2.75% Exchange Notes, the 3.75% Exchange Notes and the 4.50% Exchange Notes, the “Exchange Notes”), which are registered under the Securities Act, for any of their unregistered outstanding 5.00% Senior Notes due 2021 (the “Unregistered 5.00% Notes” and, together with the Unregistered 2.75% Notes, the Unregistered 3.75% Notes and the Unregistered 4.50% Notes, the “Unregistered Notes”) (collectively, the “exchange offers”).

The exchange offers will expire at midnight, New York City time, at the end of the day on July 30, 2015, subject to the Issuers’ right to extend the expiration date for any exchange offer. Unregistered Notes that are tendered may be withdrawn at any time prior to the expiration date. The terms of the Exchange Notes are substantially identical to the terms of the corresponding series of the Unregistered Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions, registration rights and payment of additional interest in case of non-registration applicable to the Unregistered Notes do not apply to the Exchange Notes.

The terms of the exchange offers and other information relating to the Issuers are set forth in the prospectus dated July 2, 2015 (the “Prospectus”) and the related letter of transmittal. Holders of the Unregistered Notes may obtain the Prospectus and related letter of transmittal through Wilmington Trust, National Association (“Wilmington Trust”), which is serving as the exchange agent in connection with the exchange offers. Wilmington Trust’s address, telephone number and facsimile number are as follows:

Wilmington Trust, National Association, as Exchange Agent
Rodney Square North
1100 North Market Street

Wilmington, DE 19890-1626
Attn: Workflow Management — 5th Floor
Fax: (302) 636 4139

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,300 owned and managed aircraft in its current portfolio and 470 aircraft on order. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Non-Solicitation

This communication shall not constitute an offer to exchange nor a solicitation of an offer to exchange the Unregistered Notes. The exchange offers are being made only pursuant to the Prospectus and the related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.